UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SUPERCLICK, INC.

(Name of Issuer)

Common Stock, par value $0.0006 per share

(Title of Class of Securities)

86804U100

(CUSIP Number)

Wayne A. Wirtz AT&T Inc. 208 S. Akard St. Dallas, Texas 75202 210-281-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 86804U100

1.	Names of Reporting Persons. AT&T Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,466,713(1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,466,713(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,466,713
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7%(3)
14.	Type of Reporting Person (See Instructions) CO

(1)	The shares of common stock of Superclick, Inc. (“Superclick”), par value $0.0006 per share (the “Shares”), covered by this item are deemed beneficially owned under Voting Agreements, dated as of September 23, 2011 (the “Voting Agreements”), between AT&T Inc., a Delaware corporation (“AT&T”), and each of the stockholders of Superclick that are parties thereto (each, a “Supporting Stockholder” and, together, the “Supporting Stockholders”), obligating the Supporting Stockholders to vote such Shares in accordance with the terms of the Voting Agreements and pursuant to which limited irrevocable proxies were provided. AT&T expressly disclaims beneficial ownership of all of the Shares subject to the Voting Agreements and the proxies.

(2)	Does not include options to purchase an aggregate of 8,002,381 Shares held by the Supporting Stockholders. Pursuant to the terms of the Voting Agreements, in the event that any such options are exercised prior to the termination of the Voting Agreements, the underlying shares of such options would be subject to the Voting Agreements and the irrevocable proxies contained therein and would be voted in favor of the approval of the Merger Agreement (as defined below) and in favor of the Merger (as defined below) and the other transactions contemplated by the Merger Agreement as described in Item 4 of this Schedule 13D.

(3)	This percentage is based on an aggregate total of 45,959,870 Shares issued and outstanding as of September 23, 2011, as represented by Superclick in the Merger Agreement.

Item 1.	Security and Issuer.

This statement relates to shares of common stock of Superclick, Inc. (“Superclick”), par value $0.0006 per share (the “Shares”). The address and principal executive office of Superclick is 10222 St-Michel Blvd., Suite 300, Montreal, Quebec, H1H 5H1.

Item 2.	Identity and Background.

This statement is being filed on behalf of AT&T Inc., a Delaware corporation (“AT&T”). The principal business address of AT&T is 208 S. Akard St., Dallas, Texas 75202. AT&T is a communications holding company whose subsidiaries are engaged principally in communications. AT&T is the parent company of AT&T Corp., a New York corporation (“ATTC”).

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, advisory directors and executive officers of AT&T is set forth in Schedule I hereto. Except as otherwise indicated in Schedule I, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, neither AT&T nor, to the knowledge of AT&T, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described in Item 4, AT&T may be deemed to have acquired beneficial ownership of 4,466,713 Shares by virtue of the entry by ATTC into the Voting Agreements with certain stockholders of Superclick. AT&T has not paid any consideration to such stockholders in connection with the execution and delivery of the Voting Agreements described under Item 4 of this statement.

Item 4.	Purpose of Transaction.

On September 23, 2011, ATTC, SC Acquisition Co., a Washington corporation and a wholly owned subsidiary of ATTC (“Merger Sub”), and Superclick entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Superclick (the “Merger”), the separate corporate existence of Merger Sub shall cease, and Superclick shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

At the effective time and as a result of the Merger, each outstanding Share, other than Shares owned by Superclick or Merger Sub and other than those Shares with respect to which appraisal rights are properly exercised and not withdrawn, will be cancelled and automatically converted into the right to receive $0.268 in cash (the “Merger Consideration”), without interest. The Merger Agreement further provides that at the effective time of the Merger, each option to acquire Shares, whether or not vested, shall be cancelled and converted in the right to receive an amount in cash, without interest equal to the product of (x) the aggregate number of Shares, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price under such Superclick stock option, less any applicable withholding taxes.

Upon consummation of the Merger, the certificate of incorporation and bylaws of the surviving corporation will be amended and restated as provided in the Merger Agreement (until thereafter amended in accordance with applicable law). Under the Merger Agreement, the directors of Merger Sub at the effective time of the Merger will be the directors of the surviving corporation, and the officers of Merger Sub at the effective time of the Merger will be the officers of the surviving corporation, until their respective successors are duly appointed.

Consummation of the Merger is subject to certain conditions, including (i) the adoption of the Merger Agreement by Superclick’s stockholders, (ii) the absence of any governmental law or order prohibiting the closing, (iii) subject to certain exceptions, the accuracy of the parties’ representations and warranties, (iv) the absence of any material adverse effect on Superclick and (v) certain other customary closing conditions.

Superclick has made customary representations, warranties and covenants in the Merger Agreement, including, among others, a covenant by Superclick to conduct its business in the ordinary course consistent with past practice between the execution date of the Merger Agreement and consummation of the Merger and a covenant by the parties to use reasonable best efforts to cause the Merger to be consummated. In addition, Superclick has agreed (i) to cause a meeting of its stockholders to be held to consider the Merger Agreement, (ii) that, subject to certain exceptions, its board of directors will recommend adoption of the Merger Agreement by Superclick’s stockholders, and (iii) not to solicit proposals relating to alternative transactions. Prior to adoption of the Merger Agreement by Superclick’s stockholders, Superclick’s board of directors may, in certain circumstances and subject to certain conditions specified in the Merger Agreement, change its recommendation with respect to the Merger in response to an unsolicited Superior Proposal (as the term is defined in the Merger Agreement). The Merger Agreement also contains other customary terms and provisions.

The Merger Agreement contains certain termination rights for Superclick and ATTC and further provides upon termination under certain circumstances, Superclick would be required to pay ATTC a termination fee of $500,000.00.

On September 23, 2011, as an inducement for ATTC and Merger Sub to enter into the Merger Agreement, each of (i) Sandro Natale, Superclick’s Chief Executive Officer, (ii) Jean Perrotti, Superclick’s Chief Financial Officer, (iii) Enrico Demarin, Superclick’s director of technology, and (iv) Paul Gulyas, George Vesnaver and Ronald Fon, each a director of Superclick (each, a “Supporting Stockholder” and, together, the “Supporting Stockholders”), entered into a Voting Agreement (each, a “Voting Agreement” and, together, the “Voting Agreements”), including an irrevocable proxy, with Superclick and ATTC. Each party entered into his Voting Agreement solely in his capacity as a stockholder of Superclick and not in his capacity as a director or officer of Superclick. The Voting Agreements provide that the Supporting Stockholders will vote (or cause to be voted) all of their shares of Superclick stock (i) in favor of, among other things, the adoption of the Merger Agreement and (ii) against, among other things, any alternative business combination involving Superclick.

Each Supporting Stockholder has also agreed that, other than according to the terms of the applicable Voting Agreement, such Supporting Stockholder will not (i) grant any proxies or enter into any agreement or understanding with respect to the voting of any shares of Superclick stock or (ii) subject to certain limited exceptions, transfer, sell, pledge or otherwise dispose of any shares of Superclick stock during the term of such Voting Agreement.

The Voting Agreement will terminate upon the earliest of (i) the closing of the Merger, (ii) the termination of the Merger Agreement and (iii) the delivery of written notice of termination by a Supporting Stockholder upon an amendment to the Merger Agreement in a manner materially adverse to the Supporting Stockholder.

The descriptions of the terms and conditions of the Merger Agreement and Voting Agreements set forth herein do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement included as Exhibit 1 hereto and the Voting Agreements included as Exhibits 2, 3, 4, 5, 6 and 7 hereto.

Following the Merger, the Shares will no longer be traded on the Over-The-Counter Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Other than as described in this Item 4, AT&T currently has no present plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The following disclosure assumes that there are 45,959,870 Shares outstanding as of September 23, 2011, as represented by Superclick in the Merger Agreement.

By virtue of the Voting Agreements, AT&T may be deemed to share with the Supporting Stockholders the power to vote 4,466,713 Shares (9.7% of the outstanding Shares) solely with respect to those matters described in the Voting Agreements, which are incorporated herein by reference. Accordingly, AT&T may be deemed to be the beneficial owner of 4,466,713 Shares. Except as described in Item 4 of this statement and in the Voting Agreements, AT&T is not entitled to any rights as a stockholder of Superclick in respect of these Shares. AT&T disclaims beneficial ownership of the Shares subject to the Voting Agreements, and nothing herein shall be construed as an admission by AT&T that AT&T is the beneficial owner of such Shares.

Other than the 4,466,713 Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, AT&T does not beneficially own any Shares.

To the knowledge of AT&T, none of the persons set forth on Schedule I hereto beneficially owns any Shares.

See the description set forth under Item 4 of this statement, which is incorporated herein by reference.

(c) To the knowledge of AT&T, no transaction in the Shares has been effected during the past 60 days by either AT&T or any person set forth on Schedule I hereto.

(d) To the knowledge of AT&T, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this statement, neither AT&T nor, to the knowledge of AT&T, any person set forth on Schedule I hereto, has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Superclick or its subsidiaries.

Item 7.	Material to Be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of September 23, 2011, by and among Superclick, ATTC and Merger Sub.

2. Voting Agreement, dated as of September 23, 2011, by and among Superclick, ATTC and Sandro Natale.

3. Voting Agreement dated as of September 23, 2011, by and among Superclick, ATTC and Jean Perrotti.

4. Voting Agreement dated as of September 23, 2011, by and among Superclick, ATTC and George Vesnaver.

5. Voting Agreement dated as of September 23, 2011, by and among Superclick, ATTC and Paul Gulyas.

6. Voting Agreement dated as of September 23, 2011, by and among Superclick, ATTC and Ronald Fon.

7. Voting Agreement dated as of September 23, 2011, by and among Superclick, ATTC and Enrico Demarin.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AT&T Inc.

Date: October 14, 2011	By:	/s/ Rick L. Moore
	Name:	Rick L. Moore
	Title:	Senior Vice President – Corporate Development

Schedule I

Name of Director	Business Address	Principal Occupation	Name, Address and Principal Business of Employer
Randall L. Stephenson	208 S. Akard St. Dallas, Texas 75202	Chairman of the Board, Chief Executive Officer and President of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Gilbert F. Amelio	208 S. Akard St. Dallas, Texas 75202	Senior Partner of Sienna Ventures	Sienna Ventures 100 Drakes Landing Road, Suite 115 Greenbrae, California 94904

Reuben V. Anderson	208 S. Akard St. Dallas, Texas 75202	Senior partner in the law firm of Phelps Dunbar, LLP	Phelps Dunbar, LLP P.O. Box 16114 Jackson, Mississippi 39236-6114 Phelps Dunbar, LLP is a law firm.

James H. Blanchard	208 S. Akard St. Dallas, Texas 75202	Retired Chairman of the Board and Chief Executive Officer of Synovus Financial Corp.	Not Applicable

Jaime Chico Pardo	208 S. Akard St. Dallas, Texas 75202	President and Chief Executive Officer of ENESA	Mario Pani #750 Mezzanine Col. Lomas de Santa fe 05300 Mexico, C.P.

James P. Kelly	208 S. Akard St. Dallas, Texas 75202	Retired Chairman of the Board and Chief Executive Officer of United Parcel Service, Inc.	Not Applicable

Jon C. Madonna	208 S. Akard St. Dallas, Texas 75202	Retired Chairman and Chief Executive Officer of KPMG LLP	Not Applicable

Lynn M. Martin	208 S. Akard St. Dallas, Texas 75202	President of The Martin Hall Group, LLC	The Martin Hall Group, LLC 680 N. Lake Shore Drive, Apt. 1412, Chicago, Illinois 60611 The Martin Hall Group, LLC is a human resources consulting firm.

John B. McCoy	208 S. Akard St. Dallas, Texas 75202	Retired Chairman of Bank One Corporation	Not Applicable

Joyce M. Roché	208 S. Akard St. Dallas, Texas 75202	Retired President and Chief Executive Officer of Girls Incorporated	Not Applicable

Matthew K. Rose	208 S. Akard St. Dallas, Texas 75202	Chairman and Chief Executive Officer of Burlington Northern Santa Fe, LLC	2650 Lou Menk Drive Fort Worth, TX 76131-2830

Laura D’Andrea Tyson	208 S. Akard St. Dallas, Texas 75202	S.K. Angela Chan Professor of Global Management at the Walter A. Haas School of Business, University of California at Berkeley	The Walter A. Haas School of Business, University of California at Berkley 1900 Piedmont Avenue (delivery address) University of California at Berkeley Berkeley, CA 94720-1900

William A. Blase Jr.	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – Human Resources of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

James W. Cicconi	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President – External and Legislative Affairs of AT&T Services, Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Catherine M. Coughlin	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and Global Marketing Officer of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Rafael (Ralph) de la Vega	208 S. Akard St. Dallas, Texas 75202	President and Chief Executive Officer of AT&T Mobility and Consumer Markets	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

John J. Stephens	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and Chief Financial Officer of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Forrest E. Miller	208 S. Akard St. Dallas, Texas 75202	Group President – Corporate Strategy and Development of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

John T. Stankey	208 S. Akard St. Dallas, Texas 75202	President and Chief Executive Officer of AT&T Business Solutions	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Wayne Watts	208 S. Akard St. Dallas, Texas 75202	Senior Executive Vice President and General Counsel of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202

Rayford Wilkins, Jr.	208 S. Akard St. Dallas, Texas 75202	Chief Executive Officer – AT&T Diversified Businesses of AT&T Inc.	AT&T Inc. 208 S. Akard St. Dallas, Texas 75202